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October 28, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil

Craig Arakawa

Anuja Majmudar

Daniel Morris

Re:	Phoenix Capital Group Holdings, LLC

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted on September 27, 2024

CIK No. 0001818643

To Whom It May Concern:

On behalf of our client, Phoenix Capital Group Holdings, LLC (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder, we are submitting this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated October 24, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted by the Company on September 27, 2024. Concurrently with the furnishing of this letter, the Company has publicly filed its Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR, which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below set forth the comments of the Staff in the Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

October 28, 2024

Amendment No. 2 to Draft Registration Statement on Form S-1

Cover Page

1.

Please revise footnote (1) on the cover page and footnote (2) at page 136 to clarify, if true, that the sales commissions depend on the maturity of the notes sold. In this regard, we note that reference to the tenor of the notes may not be clear to investors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and page 136 accordingly.

2.

Revise the cover page to disclose that a controlling percentage of membership units is held by Lion of Judah Capital, LLC. Please also disclose your chief executive officer’s relationship to your controlling unitholder.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page accordingly.

Company Structure, page 4

3.

We note your revisions to footnote 8. Please revise to clarify whether you have any other subsidiaries that are not disclosed in the chart. If you do, please describe when they were formed and the nature of their operations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 5 accordingly.

The Offering, page 8

4.

We note your disclosure here and at page 116 in response to prior comment 10. Please also revise the cover page to provide disclosure regarding the allocation of notes for each tranche, including separate interest rate, maturity, etc. Refer to Item 501(b)(2) of Reg. S-K. In addition, please confirm that this information will be included on the cover page of each prospectus supplement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page. The Company also respectfully advises the staff that this information will be included on the cover page of each prospectus supplement.

Ranking, page 9

5.

Please highlight your disclosure that your existing outstanding bonds will rank senior to the notes offered in this offering, if true. Also, please revise the third paragraph of the cover page to quantify the amount of senior debt outstanding.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and page 11 accordingly.

We, through our investment in PhoenixOp and future assignment, page 20

6.

We note that you have listed several risks related to your subsidiary. Please expand your disclosure to provide a discussion of how these risks may potentially affect your operations given the significance of PhoenixOp to you. Alternatively, please provide appropriate cross-references to this disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 2, 19, 21, 22, 53, and 81 accordingly.

October 28, 2024

Risk Factors

The development of our estimated proved and probable undeveloped reserves..., page 26

7.

We note your disclosure of total estimated probable reserves of 93.5 million Boe as of June 30, 2024 appears inconsistent with the 113.0 million Boe disclosed on page 16. Please revise your disclosure to resolve the inconsistency.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 26 accordingly.

8.	Your disclosure indicates capital expenditures of $620 million and $1,946 million are required to develop the proved and probable undeveloped reserves as of December 31, 2023, respectively.

Please provide us, as supplemental information, a schedule for your proved undeveloped reserves and separately a schedule for your probable undeveloped reserves showing the gross number of drilling locations, reserve volumes, and associated capital spending, by year and in total, from your five-year development plan that supports the proved and probable undeveloped reserve volumes disclosed as of December 31, 2023.

Also, provide us a quantitative analysis with supporting documentation as to the specific sources and dollar amounts of funds sufficient to finance your future proved and probable development costs as scheduled by year. Please note the financing criteria in Rule 4-10(a)(26) of Regulation S-X applies to reserves of all categories as of the effective date of the estimates. Your analysis should clearly show there is a reasonable expectation that all financing will be obtained and no shortfalls will occur prior to the scheduled development.

If you do not have the funds and are unable to show a basis for having a reasonable expectation of obtaining the funds that would be necessary for these scheduled future investments, you will need to revise your proved and or probable reserve estimates to exclude quantities associated with development for which this financing criteria is not satisfied. Refer to Rule 4-10(a)(26) of Regulation S-X and question 131.04 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

Response: The Company acknowledges the Staff’s comment and advises the Staff that concurrently with the submission of this letter, the Company has supplementally provided the Staff with the requested schedule and analysis.

9.

Please tell us the total capital expenditures to develop the proved and probable undeveloped reserves as of June 30, 2024. To the extent the capital expenditures are materially greater than the expenditures as of December 31, 2024, please provide us with an analysis as to the specific sources and dollar amounts of funds sufficient to finance the future development costs as of June 30, 2024. Please note the financing criteria in Rule 4-10(a)(26) of Regulation S-X applies to reserves of all categories as of the effective date of the estimates.

Response: The Company acknowledges the Staff’s comment and advises the Staff it has revised the Registration Statement to reflect that, as of June 30, 2024, the Company estimates that it will need to make net capital expenditures of approximately $663 million and $2,485 million to develop all of its proved and probable undeveloped reserves, respectively. The Company advises the Staff, that concurrently with the submission of this letter, the Company has supplementally provided the Staff with the requested analysis.

October 28, 2024

Use of Proceeds, page 50

10.

We note your revised disclosure. Please clarify how your proceeds change if the full amount is not sold within the year. In this regard, we note your disclosure at page 136 regarding the maximum broker-dealer fee.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 50 accordingly.

Fortress Credit Agreement, page 72

11.

Please revise here, in the summary at page 2, in the risk factors at page 39, and elsewhere as appropriate to disclose the amount currently outstanding under the Fortress Credit Agreement. Also, please update your disclosure regarding your compliance with your financial covenants and those certain actions required to be taken within 45 days after August 12, 2024. In addition, clarify your discussion of the circumstances under which the $8.5 million tranche would become due and payable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 2, 10, 39, 42, 52, 72, and 113 accordingly.

Business

Our Oil and Natural Gas Properties

Oil and Natural Gas Reserves, page 87

12.	Please expand your footnote disclosure on page 88 for the periods ending June 30, 2024, December 31, 2023, and December 31, 2022 to additionally provide the price for natural gas liquids.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 17 and 88 accordingly.

13.

We note your response to prior comment 4 and are unable to locate any changes in disclosure on page F-32. Furthermore, the discussion on page 88 does not clearly explain the underlying reason for the individual changes or combines the changes for two or more unrelated factors without providing the net amounts and an explanation for each factor. Refer to the disclosure requirements in Item 1203(b) of Regulation SK and FASB ASC 932-235-50-5. Although Item 1203(b) does not require a tabular reconciliation of the changes in proved undeveloped reserves, please present your changes in a manner so the change in net reserve quantities between periods is fully reconciled and explained. We reissue the prior comment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 88 and F-32 accordingly.

Index to Financial Statements, page F-1

Note 3 - Restatement of Prior Year Financial Statements, page F-14

14.

We note your response to comment 7 and the inclusion of footnote 3 to address the restatement of the prior year financial statements. It appears you have included $10.2 million that was identified as “severance and owner deducts” in the previously reported statement of operations found in your Form 1-K for the year ended December 31, 2022 as cost of sales in your corrected consolidated statements of operations. Please clarify the nature of these amounts and why you believe classification as cost of sales is appropriate, including the authoritative guidance that supports your conclusion.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that “severance taxes and owner deducts” were bifurcated into separate financial statement line items on the corrected consolidated statements of operations. The Company incurs its proportionate share of severance taxes, which are taxes assessed on the market value of produced oil, natural gas and natural gas liquids at statutory rates established by federal, state or local taxing authorities. The exploration and production operators who operate on our interests withhold and pay our pro rata share of severance taxes on our behalf. Severance taxes represent a necessary cost to participate in the sale of extracted resources and are directly linked to production revenue, and the Company believes it is reasonable to classify such costs as a component of cost of sales. Further, including severance taxes in cost of sales aligns with the ASC 606 principal of recognizing all costs that contribute directly to fulfilling a performance obligation—in this case, the sale of oil or gas.

October 28, 2024

The Company also incurs its proportion share of gathering, processing and transportation costs (collectively, “owner deducts”), which reduce the amount of revenue recognized by the Company. In instances where the Company is acting as a non-operator, we have concluded that we are acting as an agent that does not control the produced oil, natural gas and natural gas liquids before the goods are transferred to the customer. As an agent, the Company recognizes as revenue the fee it earns, (i.e., the consideration retained, net of owner deducts) in accordance with ASC 606-10-55-38. As a result, the Company reclassified owner deducts from an operating expense to a reduction in recognized revenues within the corrected consolidated results of operations.

Note 16 - Segments, page F-27

15.

We note your response to comment 8. In your footnote, you have identified segment operating profit as the performance metric used by the CODM to determine how to allocate resources and assess performance. We note you also disclose a second measure of segment profitability, segment net income. Please tell us if the CODM uses segment net income to allocate resources and assess performance. If so, please tell us how you considered ASC 280-10-50-28.

Response: The Company acknowledges the Staff’s comment and advises the Staff that segment operating profit represents the single measure of segment profitability used by the CODM and that it has revised pages 54, 59, 65, F-27, F-28, F-46, and F-47 accordingly. Segment operating profit is calculated as total segment revenue less operating costs which are attributable to the segment, including allocated corporate costs that are overhead in nature and not directly associated with the segments such as certain general and administrative expenses, executive or shared-function payroll costs and certain limited marketing activities. Corporate costs are allocated to the segments based on usage and headcount, as appropriate. Segment operating profit excludes other income and expense, such as interest expense, interest income, and gain (loss) on derivatives, even though these amounts are allocated to the segments and provided to the CODM. As a result, the Company advises the Staff that it has removed reference to “segment net income” and retained disclosure of segment interest expense as required by ASC 280-10-50-22 and ASC 280-10-55-12 through 55-15.

Exhibits

16.	We note your Exhibit Index indicates that Exhibits 10.13-10.16 were previously filed. However, it does not appear that they have been filed. Please file these exhibits in your next amendment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has the requested exhibits.

* * * *

October 28, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051, or to my colleague, Christopher Clark, by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Sincerely,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Adam Ferrari, Chief Executive Officer and Manager, Phoenix Equity Holdings, LLC

Lindsey Wilson, Chief Operating Officer, Phoenix Equity Holdings, LLC

Curtis Allen, Chief Financial Officer, Phoenix Equity Holdings, LLC

Christopher J. Clark, Latham & Watkins LLP